Exhibit 1.01

Trina Solar Limited

Conflict Minerals Report

For The Year Ended December 31, 2015

This Conflict Minerals Report (the “Report” or “CMR”) report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” refer to cassiterite (i.e., tin), columbite-tantalite (i.e., tantalum), gold, wolframite (i.e., tungsten), or any other minerals or their derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a conflict minerals report to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable”, the CMR is not subject to an independent private sector audit.

Trina Solar Limited will follow and comply with any change on the Rule on a continuous basis, and adopt any necessary measures.

1.                          Overview

Trina Solar Limited (“Trina Solar,” “TSL” or “the Company”) has performed comprehensive analysis on PV modules and PV systems components and their respective suppliers, and excluded components from certain suppliers from Reasonable Country of Origin Inquiry (“RCOI”) because these components were not likely to contain any conflict minerals. TSL has also relied on internal communications among responsible departments to determine whether the components are likely to contain conflict minerals. Finally, TSL has identified 17 direct suppliers that have supplied gold and/or tin for the Company’s PV modules and PV systems during the reporting period. These suppliers were determined to be within the scope of RCOI.

As stated in the Form SD, TSL was unable to determine the origins of gold and tin in all of its products, and could not exclude the possibility that some minerals may have originated from the Covered Countries. As a result, TSL is required under the Rule to submit the SEC a Report as an Exhibit to Form SD.

2.                          Due Diligence Process

2.1       Design of Due Diligence Process

The due diligence process has been developed by TSL, to conform, in all material aspects, with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas and its supplement for gold.

2.2       Description of Due Diligence Process Performed

2.2.1                     Conflict Minerals policy

Trina Solar has adopted the following conflict minerals policy, which is available on http://ir.trinasolar.com/phoenix.zhtml?c=206405&p=irol-IRHome.

Trina Solar Limited

Conflict Minerals Policy

Trina Solar Limited (“Trina Solar”) is committed to be a responsible corporate citizen, holding a value of respecting human rights and condemning any conduct that violates. Trina Solar acknowledges and abides by the rules of the Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) to disclose the origins of conflict minerals used in its products. “Conflict minerals” refer to cassiterite (i.e., tin), columbite-tantalite (i.e., tantalum), gold, wolframite (i.e., tungsten), or any other minerals or their derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

Trina Solar is committed to reduce the use of conflict minerals, and ensure that the conflict minerals used do not directly or indirectly finance conflict in the Covered Countries.

Trina Solar will take and adopt all actions and measures deemed necessary to trace the origins of conflict minerals used in its products.

Trina Solar encourages its suppliers to understand and adhere to the due diligence guidance on responsible supply chains of minerals by Organization for Economic Co-operation and Development (“OECD”) and the Conflict-Free Smelter Program by Conflict-Free Sourcing Initiative (“CFSI”), to track the source of conflict minerals used in their products. Suppliers shall communicate and work closely with their suppliers regarding the subject, and gradually achieve a “conflict free” supply chain.

Trina Solar strives to achieve a “conflict free” supply chain, through robust supplier management, under the vision of its sustainability strategy. Trina Solar will work with suppliers who share the same values. If any supplier refuses to track and monitor the source of conflict minerals or is unable to determine the status of conflict minerals, Trina Solar may suspend its relation with the supplier.

2.2.2                     Management System

TSL has established a management system for conflict minerals. The team members consist of representatives from legal affairs, technical development, procurement and internal control departments of TSL. Several training sessions have been provided to the responsible team members to understand the SEC requirements, and expectations of the due diligence. These team members were responsible for implementing the program, and are led by a director of global procurement, and a director of legal affairs and a director of internal control were also involved as the program managers.

The team has devised a number of procedures and tools to meet the requirements of the Rule, including RCOI, due diligence, governance and enhancements to be considered in the future. A number of red flags were also identified at the stage of RCOI.

Mechanisms for documentation and records maintenance, such as archiving responses of RCOI and analysis results, were also set up.

2.2.3                     Identify and Assess Risks in the Supply Chain

TSL has conducted a survey with those 17 direct suppliers aforementioned, by using the reporting template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Template”). The Template is developed to facilitate the transfer of information through the supply chain regarding mineral country of origin and smelters and refineries being utilized and supports compliance to legislation. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

Out of these 17 suppliers, TSL has received responses from 14 suppliers. TSL relied on the suppliers to respond to the Template and any additional information provided, regarding the origin of the conflict minerals contained in the materials supplied. For those suppliers who have engaged with their direct suppliers for the same matter, they were also reliant on the information provided by their upstream suppliers.

TSL has reviewed the responses against the criteria, to ensure the responses were not ambiguous, or the suppliers were able to provide evidence to support the responses answered in the Template. The criteria were developed to provide guidance if any further communication is required based on the responses these suppliers provided, as some suppliers provided incomplete responses, nor consistent to what the template requests.

TSL compared these names of smelters and refineries provided by the suppliers against the CFSI’s certified Conflict-Free Smelter List, or CFS List, to confirm whether the smelters and refineries are in the list or not.

2.2.4                     Design and Implement a Strategy to Respond to Risks

TSL has developed a series of measures to manage non-compliant suppliers. TSL reports its due diligence process and other issues identified to the executive management and/or Board of Directors on a regular basis. TSL has required its suppliers to communicate and collect information with their upstream suppliers, to identify the smelters of the conflict minerals and the origins of the minerals. If TSL identifies the minerals some suppliers not DRC conflict free, TSL will suspend the business cooperation with these suppliers provided TSL could source identical or similar component from alternative suppliers.

2.2.5                     Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

TSL does not have direct relationship with gold and tin smelters and refineries and does not perform or direct audit of these entities within TSL’s supply chain. TSL relies on recognized mechanisms such as the CFSI’s Conflict-Free Smelter Program to audit smelters and refineries on their due diligence procedures.

3.                          Due Diligence Results

3.1       Survey Responses

As mentioned before, out of 17 suppliers identified, 14 suppliers responded through the Template.11 suppliers have disclosed the smelters or refineries used to supply conflict minerals in their components. Three suppliers were not able to identify the smelters or refineries used to supply conflict minerals in their components. Therefore, except for the 11 suppliers described above, TSL is unable to determine whether the conflict minerals contained in the components supplied by the other six suppliers (including three suppliers that were not able to identify the smelters or refineries and three suppliers that did not respond to TSL) are DRC conflict free or not.

3.2       Efforts to Determine Country of Origin of Conflict Minerals

Tracing back the origin of the minerals is a complex aspect of a responsible supply chain. Hence, TSL has required its suppliers to complete and return the Templates. Trina Solar has determined that seeking information on smelters or refineries in the supply chain represents the most reasonable result it can make to determine the origins of the conflict minerals in the supply chain.

3.3       Smelters or Refineries Identified

Trina Solar has adopted the OECD Guidance to trace the origins of the conflict minerals by the identification of smelters or refineries, or recyclers and scrap sources. Trina Solar has leveraged the Conflict-Free Smelter Program to ensure that all certified smelters and refineries do not source minerals from Covered Countries.

As a result of TSL’s due diligence survey, the Company has identified 55 smelters or refineries from its supply chain. Among them, 54 identified smelters are on the list of CFSI’s certified CFS List and considered to be conflict free. The remaining one smelter identified is unknown as to whether it is included on the CFS List or not. In addition, there were six suppliers (including three suppliers that responded to TSL and three suppliers that did not respond), as described, that were unable to identify the smelters or refineries they used. It is likely that there might be additional smelters in TSL’s supply chain. As of the date of this Report, the Company is unable to determine if the smelters (other than the smelters already identified) used by these six suppliers are on the CFS List.

3.4       Steps to be Taken for Risk Mitigation

Trina Solar intends to adopt the following measures to further mitigate any possible risks that the necessary conflict minerals used in its products benefit the Covered Countries:

•                        Enhance suppliers communication to improve accuracy of due diligence data and completion;

•                        Require suppliers to engage with their upstream suppliers regarding the subject, and trace the origin of the conflict minerals;

•                        Enhance the procurement and/or suppliers management system of the company to incorporate the issue of conflict minerals;

•                        During the supplier development stage, require potential suppliers to provide the certificate of origin for the minerals, especially cassiterite (i.e., tin), columbite-tantalite (i.e., tantalum), gold, and wolframite (i.e., tungsten).